UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
September 29, 2008
Commission File No. 001-33690
SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                      No ☑
Yes ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE
EXHIBIT INDEX
EX-99.1: CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
EX-99.2: MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Events
     Attached hereto as exhibits are the condensed consolidated financial statements (unaudited) for the three months and six months ended June 30, 2008 and 2007 and management’s discussion and analysis of financial condition and results of operation for the three months and six months ended June 30, 2008 and 2007.
     This Report on Form 6-K and the exhibits attached hereto are incorporated by reference into the registrant’s Registration Statement on Form F-3, Registration No. 333-144436.
Financial Statements and Exhibits
     Exhibits:

Exhibit No.	Description

99.1	Condensed Consolidated Financial Statements (unaudited) for the three months and six months ended June 30, 2008 and 2007.

99.2	Management’s Discussion and Analysis for the three months and six months ended June 30, 2008 and 2007.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Corp. (Registrant)
By:	/s/ Dale Ploughman
Name:	Dale Ploughman
Title:	Chief Executive Officer

Dated: September 29, 2008

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EXHIBIT INDEX

Exhibit
No.	Exhibits

99.1	Condensed Consolidated Financial Statements (unaudited) for the three months and six months ended June 30, 2008 and 2007.

99.2	Management’s Discussion and Analysis for the three months and six months ended June 30, 2008 and 2007.

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